

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 19, 2016

Via E-mail
Mr. Marc Fogassa
Chief Executive Officer
1443 East Washington Boulevard, Suite 278
Pasadena, CA 91104

> **Re: Brazil Minerals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed April 14, 2016**
> **File No. 000-55191**

Dear Mr. Fogassa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015
Item 2. Properties, page 16

1.   Please include a map showing the location and access to each material property pursuant to paragraph (b) (2) of Industry Guide 7.

2.   Please include the expiration date associated with each of your mineral rights.

3.   We note your disclosure on page 16 regarding 4 million ounces of gold and your disclosure on page 25 regarding your forward looking estimates. Only proven and probable reserves and estimates thereof may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (b) (5) of Industry Guide 7. Please revise to remove these estimates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining